Exhibit 99.1

Genius Sports Director Share Purchase

NEW YORK, NY and LONDON, UK November 30th, 2021 Genius Sports Limited (NYSE: GENI) (“Genius Sports” or the “Company”), the official data, technology and commercial partner that powers the ecosystem connecting sports, betting and media, announces the purchase of common stock on the open market by individual members of the Company’s Board of Directors (“Director”), as follows.

Number of Common Stock Purchased 29 November 2021	Purchaser
25,000 shares of GENI	Chairman of the Board of Directors and Independent Director, David Levy
50,000 shares of GENI	Chief Executive Officer and Executive Director Mark Locke
7,480 shares of GENI	Director, Daniel Burns, acting as beneficial owner of Carbon Group Ltd
100,000 shares of GENI	Independent Director, Niccolo de Masi, acting as a beneficial owner of Isalea Investments LP
100,000 shares of GENI	Independent Director, Harry You

As a foreign private issuer Genius Sports is not required to file beneficial ownership reports with the U.S. Securities and Exchange Commission. Therefore, this release and any related market disclosure is made on a voluntary basis. The decision to make this trading announcement does not imply that Genius Sports will make similar disclosures in the future.

ENDS

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Contacts

Media:

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Charlie Harrison / Katherine Kremer, The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the193.com / Katherine.kremer@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com